FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hon[redacted] 9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈[redacted]港中環士丹利街十六號騏利大廈九樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwinc [redacted]526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

Your Ref:

Our Ref: S/5411/89 LTO/sl

9th December, 2002

Securities and Exchange Commission,
Division of Corporate Finance,
Office of International Corporate Finance,
Room 3045 (Stop 3-4),
450 Fifth Street,
Washington, D.C.20549,
United States of America.

Ladies and Gentlemen,

Re: Starlight International Holdings Limited
("the Company")
Rule 12g3-2(b) Exemption
File No.82-3594

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of the Company, enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 11, 1994.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2827 4748 in Hong Kong if you have any questions.

Thank you for your attention.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

LO Tai On
Director

Enc.
c.c. the Company

File No. 82-3594

Annex A to Letter to the SEC
Dated 9th December, 2002 of
Starlight International Holdings Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on January 11, 1994:-

DESCRIPTION OF DOCUMENT

1. Title : Notification of Repurchases of Company's Shares

   Date : 12th November, 2002
   13th November, 2002

   Entities requiring item: HKSE pursuant to Exchange Listing Agreement.

2. Title : Notification of movement of securities in Hong Kong

   Date : 30th November, 2002
   Entities requiring item: HKSE pursuant to Exchange Listing Agreement; and

FORM I

nthly Return on Movement of Listed Equity Securities
the month ended 30th November, 2002

The Research & Planning Department of The Stock Exchange of Hong Kong Limited

n: Starlight International Holdings Limited
(Name of Company)

Mr. Peter LEE Yip Wah Tel No.: 2827 1778
(Name of Responsible Official)

e: 9th December, 2002

) **Information of Types of Listed Equity Securities**:
(please tick wherever applicable)

1.	Ordinary shares	: √	2.	Preference shares:
3.	Other classes of shares	:		please specify: ______
4.	Warrants	:		please specify: ______

Form of Share Buyback Report to The Stock Exchange
of Hong Kong Limited ("the Exchange")

Form G

To : The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

Dear Sir,

Name of Company : STARLIGHT INTERNATIONAL HOLDINGS LIMITED

Description of Securities : SHARES

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid $	Lowest Price Paid $	Total Paid
12/11/2002	500,000	on the Exchange	0.043	0.042	HK$21,300
Total	500,000				HK$21,300

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional information for company's whose primary listing is on the Exchange

1. Total number of such securities purchased on the Exchange in the month to date (including those reported in A above). (a) 500,000

2. % of previous months turnover acquired this month to date

$$\frac{500{,}000 \times 100}{4{,}789{,}837}$$ 10.439%

3. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (b) 2,720,000

4. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\frac{2{,}720{,}000 \times 100}{2{,}687{,}575{,}402}$$ 0.101%

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 30th July, 2002 which has been filed with the Exchange.

Yours faithfully,

Philip Lau Sak Hong
Director for and on behalf of
STARLIGHT INTERNATIONAL
HOLDINGS LIMITED
Date: 12th November, 2002

#a5411/Formg/sl

Form of Share Buyback Report to The Stock Exchange
of Hong Kong Limited ("the Exchange")

Form G

To : The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

Dear Sir,

Name of Company : STARLIGHT INTERNATIONAL HOLDINGS LIMITED

Description of Securities : SHARES

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid $	Lowest Price Paid $	Total Paid
13/11/2002	130,000	on the Exchange	0.042	0.042	HK$ 5,460
Total	130,000				HK$ 5,460

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional information for company's whose primary listing is on the Exchange

1. Total number of such securities purchased on the Exchange in the month to date (including those reported in A above). (a) 630,000

2. % of previous months turnover acquired this month to date

$$\frac{630{,}000 \times 100}{4{,}789{,}837}$$ 13.153%

3. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (b) 2,850,000

4. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\frac{2{,}850{,}000 \times 100}{2{,}687{,}575{,}402}$$ 0.106%

) Movement in Authorised Share Capital:

	No. of Ordinary shares/Preference shares/other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
ılance at close of preceding onth:	5,000,000,000	$0.10	$500,000,000
crease/(Decrease) GM approval date):	Nil	Nil	Nil
ılance at close of the month:	5,000,000,000	$0.10	$500,000,000

) Movement in Issued Share Capital:

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
ılance at close of preceding onth:	2,685,355,402	Nil	Nil
crease/(Decrease) ring the month	(630,000)	Nil	Nil
ılance at close of the month:	2,684,725,402	Nil	Nil

Details of Movement:

* please delete and insert "N/A" wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
RE OPTIONS* e	No. of Options	Granted	Exercised	Cancelled	No. of Options	
mployee share option scheme xercise price: HK$ ________	116,995,056	Nil	Nil	Nil	116,995,056	Nil
mployee share option scheme xercise price: HK$ ________ xercise price: HK$ ________	Nil	Nil	Nil	Nil	Nil	Nil
RRANTS* of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
________ ubscription price HK$ _____						
________ ubscription price HK$ _____						

NVERTIBLES* ss	Units	Converted (Units)	Units	
nvertibles Notes nvertible price: HK$ _________	N/A	N/A	N/A	
HER ISSUES OF SHARES*				
hts Issue	Price:	Issue and allotment Date:		
cing	Price:	Issue and allotment Date:		
nus Issue		Issue and allotment Date:		
p Dividend		Issue and allotment Date:		
urchase of share		Cancellation Date: November 12 and 13, 2002		(630,000)
emption of share		Redemption Date:		
nsideration issue	Price:	Issue and allotment Date:		
ers (Please specify)	Price:	Issue and allotment Date:		
		Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:		(630,000)

narks:

Authorised Signatory:

Name: Peter LEE Yip Wah
Title: Secretary

e:
information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the ck Exchange without prior notification to the company/issuer.

1/form1.doc/sl

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 30th July, 2002 which has been filed with the Exchange.

Yours faithfully,

Philip Lau Sak Hong
Director for and on behalf of
STARLIGHT INTERNATIONAL
HOLDINGS LIMITED
Date: 13th November, 2002

#a5411/Formg/sl